UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Aspen Exploration Corporation
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
045295300
(CUSIP Number)
James W. Larimore, Esq.
20 North Broadway, Suite 1800
Oklahoma City, Oklahoma 73102
(405) 235-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 16, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	045295300

1	NAMES OF REPORTING PERSONS TriPower Resources, LLC, an Oklahoma limited liability company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma, United States

	7	SOLE VOTING POWER

NUMBER OF		471,400

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		471,400

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	471,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.5%

14	TYPE OF REPORTING PERSON

	OO

Page 2 of 6 Pages

CUSIP No.	045295300

1	NAMES OF REPORTING PERSONS John Gibbs and Susan Gibbs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		225,400

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		471,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		225,400

WITH	10	SHARED DISPOSITIVE POWER

		471,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	696,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.6%

14	TYPE OF REPORTING PERSON

	IN

Page 3 of 6 Pages

Item 1. Security and Issuer
This Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Aspen Exploration Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2050 South Oneida Street, Suite 208, Denver, Colorado 80224-2426.
Item 2. Identity and Background
This Statement is filed by TriPower Resources, LLC, an Oklahoma limited liability company (“TriPower”) and John and Susan Gibbs (“Gibbs” and together with TriPower, collectively, the “Filing Parties”). The business address of the Filing Parties is P.O. Box 849, Ardmore, Oklahoma 73402. TriPower is organized in Oklahoma. TriPower’s principal business is oil and gas exploration. Mr. Gibbs’ principal occupation is as the Manager of TriPower. Mrs. Gibbs’ is a homemaker. Mr. and Mrs. Gibbs are each citizens of the United States. In the last five years, none of the Filing Parties has been (a) convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of having been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
Item 3. Source and Amount of Funds or Other Consideration
The aggregate purchase price of the 225,400 shares of Common Stock held directly by Gibbs is approximately $226,000 (including brokerage fees and expenses). All of these shares of Common Stock were paid for using Gibbs’ personal funds.
The aggregate purchase of the 471,400 shares of Common Stock held directly by TriPower is approximately $515,000 (including brokerage fees and expenses). All of these shares of Common Stock were paid for using TriPower’s working capital funds.
Item 4. Purpose of Transaction
On March 16, 2009, Mr. Gibbs submitted to the Issuer a stockholder resolution (the “Proposal”) and supporting statement in accordance with SEC Rule 14a-8 for inclusion in the Issuer’s proxy statement for its upcoming special meeting of stockholders relating to the Issuer’s proposed sale of substantially all of its assets to Venoco, Inc (the “Sale”). The Proposal recommends that the Issuer’s board of directors implement a plan of liquidation and distribution of the proceeds from the Sale to its stockholders in the event that the Sale is approved. The foregoing description of the Proposal is qualified in its entirety by reference to the Proposal, supporting statement and transmittal letter attached hereto as Exhibit 99.1.
Also on March 16, 2009, Mr. Gibbs submitted a stockholder demand for inspection of the stockholder list to the Issuer to facilitate communication with fellow stockholders. The foregoing description of the stockholder list demand is qualified in its entirety by reference to the stockholder list demand attached hereto as Exhibit 99.2.

Page 4 of 6 Pages

Except as set forth above, the Filing Parties do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

		Number of	Number of
		Shares: Sole	Shares: Shared
	Aggregate	Power to Vote	Power to Vote	Approximate
Filing Party	Number of Shares	or Dispose	or Dispose	Percentage*

TriPower Resources, LLC	471,400	471,400	0	6.5%

John and Susan Gibbs	696,800	225,400	471,400	9.6%

*	Based on 7,259,622 shares of Common Stock outstanding as of February 17, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008.
TriPower disclaims beneficial ownership of the securities held by Gibbs. The number of shares of Common Stock reported as beneficially owned by Gibbs with shared voting and dispositive powers includes all 471,400 shares of Common Stock owned by TriPower, for which Mr. Gibbs serves as a manager.
(c) During the past 60 days, the Filing Parties effected no transactions in the Common Stock.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mr. Gibbs is the manager of TriPower. Accordingly, Mr. Gibbs has the rights and power pursuant to his position in TriPower to affect the disposition and voting of the Common Stock of the Issuer held by TriPower. In addition, other than the Joint Filing Agreement, dated as of March 16, 2009, between the Filing Parties (the “Joint Filing Agreement”), pursuant to which the parties agreed to jointly file this Schedule and any and all amendments and supplements thereto with the SEC, there are no other contracts, arrangements, understandings or relationships among the Filing Parties with respect to the Common Stock of the Issuer.

Page 5 of 6 Pages

Item 7. Material to Be Filed as Exhibits
The following Exhibits are filed with this Statement:

99.1	Letter from John Gibbs to Aspen Exploration Corporation dated March 16, 2009, with Stockholder Proposal and Supporting Statement.

99.2	Letter from John Gibbs to Aspen Exploration Corporation dated March 16, 2009, regarding stockholder list demand.

99.2	Joint Filing Agreement dated March 16, 2009, by and among TriPower Resources, LLC, John Gibbs and Susan Gibbs.
Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 16, 2009.	TRIPOWER RESOURCES, LLC, an Oklahoma limited liability company
	By:	/s/ John Gibbs
John Gibbs, Manager

/s/ John Gibbs
John Gibbs

/s/ Susan Gibbs
Susan Gibbs

Page 6 of 6 Pages